UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOLS: TSX: RUS, RUS.PR.C

RUSSEL METALS REPORTS RECORD UNAUDITED SECOND QUARTER RESULTS OF CDN $0.22 PER SHARE AND NET EARNINGS OF $9.1 MILLION

TORONTO, CANADA – July 22, 2002 – Russel Metals Inc. announced today second quarter 2002 net earnings of $9.1 million and earnings per share of $0.22. These results were stronger than forecast by the Company. The Company recorded a loss per share of $0.03 in the second quarter of 2001, or earnings per share before unusual items of $0.12.

Revenues for the second quarter of 2002 were $351.5 million, down slightly from $352.8 million in the second quarter of 2001. Revenues for the first half of 2002 were $677.4 million down 10% from the first half of 2001.

Bud Siegel, President and CEO, stated, "The second quarter earnings of $0.22 per share were achieved due to more stable margins as the sales prices improved for many products over the previous five quarters. We increased our profitability in most sectors in the quarter and we continue to aggressively manage our balance sheet. As a result, our trailing twelve month return on ending capital employed improved to 13.4%."

The Board of Directors approved a 20% increase in the quarterly common share dividend to $0.06 per share. The dividend is payable September 15, 2002. The record date is August 7, 2002. The Board also approved the preferred share dividend of $0.46875 payable on September 15, 2002 with a record date of August 7, 2002.

The Company will be holding an Investor Conference Call on Tuesday, July 23, 2002 at 9:00 a.m. EST to review its second quarter results for 2002. The dial in telephone number for the call is **1-888-638-1035**.

For those unable to participate in the Conference Call, it will be recorded and available for listening at **1-800-558-5253** until midnight, July 30. You will be required to enter reservation number **20200099** in order to access the Call.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries Inc., Pioneer Pipe, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

- 30 -

For further information, contact:
Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
(905) 819-7401
Website: www.russelmetals.com
E-mail: info@russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

($000)	June 30, 2002	Dec. 31, 2001
ASSETS		
Current		
Cash	**$ 47,116**	$ 17,151
Accounts receivable	**214,587**	197,716
Inventories	**245,958**	265,417
Prepaid expenses and other assets	**5,335**	5,099
Income taxes recoverable	**5,282**	5,297
	518,278	490,680
Property, Plant and Equipment	**108,333**	109,039
Deferred Financing Charges	**5,497**	6,177
Goodwill (Note 2)	**-**	15,123
Future Income Tax Assets	**7,866**	12,653
Other Assets	**3,107**	3,197
	$ 643,081	$ 636,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 178,604**	$ 162,180
Income taxes payable	**30**	165
	178,634	162,345
Long-Term Debt	**205,562**	214,105
Pensions and Benefits	**9,665**	9,242
Future Income Tax Liabilities	**7,812**	4,459
	401,673	390,151
Shareholders' Equity		
Preferred shares	**30,000**	30,000
Shareholders' equity	**211,408**	216,718
	241,408	246,718
	$ 643,081	$ 636,869

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

($000)	Quarters ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Segment Revenues				
Service center distribution	**$194,098**	$181,428	**$372,610**	$370,635
Energy sector distribution	**67,516**	84,998	**141,543**	202,863
Steel import/export	**85,046**	82,345	**157,122**	172,562
Other	**4,863**	4,060	**6,111**	5,468
	$351,523	$352,831	**$677,386**	$751,528
Segment Operating Profits				
Service center distribution	**$ 9,450**	$ 5,917	**$ 15,418**	$ 12,426
Energy sector distribution	**2,836**	3,434	**6,814**	10,173
Steel import/export	**6,443**	3,656	**10,344**	7,247
Other	**2,490**	2,165	**1,720**	1,608
Corporate expenses	**(2,199)**	(2,240)	**(4,252)**	(4,541)
Earnings before the following	**19,020**	12,932	**30,044**	26,913
Foreign exchange gain (loss)	**748**	1,081	**739**	(467)
Interest expense (Note 4)	**(4,939)**	(6,391)	**(10,070)**	(12,660)
Loss on sale of business	**-**	(6,500)	**-**	(6,500)
Acquisition costs	**-**	(1,688)	**-**	(1,688)
Earnings (loss) before income taxes	**14,829**	(566)	**20,713**	5,598
Provision for income taxes	**5,727**	128	**8,097**	2,690
Net earnings (loss) for the period	**9,102**	(694)	**12,616**	2,908
Retained earnings —				
Dividends on preferred shares	**(562)**	(562)	**(1,125)**	(1,125)
Earnings (loss) available to common shareholders	**8,540**	(1,256)	**11,491**	1,783
Dividends on common shares	**(1,900)**	(1,899)	**(1,900)**	(3,798)
Retained earnings, beginning of the period	**88,289**	102,839	**100,461**	101,699
Adjustment for goodwill impairment	**-**	-	**(15,123)**	-
Retained earnings, end of the period	**$ 94,929**	$ 99,684	**$ 94,929**	$ 99,684
Basic earnings (loss) per common share	**$ 0.22**	$ (0.03)	**$ 0.30**	$ 0.05
Fully diluted earnings (loss) per common share	**$ 0.21**	$ (0.03)	**$ 0.29**	$ 0.05

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

($000)	Quarters ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Operating activities				
Net earnings (loss) for the period	**$ 9,102**	$ (694)	**$ 12,616**	$ 2,908
Depreciation and amortization	**3,799**	3,652	**7,664**	7,347
Future income taxes	**3,797**	838	**4,918**	1,984
Loss (gain) on sale of fixed assets	**(88)**	11	**34**	(11)
Loss on sale of business	**-**	6,500	**-**	6,500
Acquisition costs	**-**	1,688	**-**	1,688
Foreign exchange (gain) loss	**(748)**	(1,081)	**(739)**	467
Cash from operating activities before working capital	**15,862**	10,914	**24,493**	20,883
Changes in working capital items of operations				
Accounts receivable	**(7,677)**	40,705	**(19,339)**	18,336
Inventories	**(8,824)**	10,223	**15,946**	30,106
Accounts payable and accrued liabilities	**6,403**	(20,910)	**18,691**	(14,128)
Current income taxes	**3,098**	542	**3,102**	(1,043)
Other	**(677)**	1,816	**(235)**	(721)
Change in non-cash working capital	**(7,677)**	32,376	**18,165**	32,550
Cash from operating activities	**8,185**	43,290	**42,658**	53,433
Financing activities				
Decrease in bank borrowing	**-**	(31,313)	**-**	(9,462)
Dividends on common shares	**(1,900)**	(1,899)	**(1,900)**	(3,798)
Dividends on preferred shares	**(562)**	(562)	**(1,125)**	(1,125)
Issuance of common shares	**215**	-	**215**	-
Cash used in financing activities	**(2,247)**	(33,774)	**(2,810)**	(14,385)
Investing activities				
Purchase of business	**-**	-	**(4,387)**	-
Purchase of fixed assets	**(4,099)**	(3,272)	**(5,399)**	(5,169)
Proceeds on sale of fixed assets	**1,397**	14	**2,233**	108
Proceeds on sale of business	**-**	9,588	**-**	9,588
Other	**(2,582)**	(1,344)	**(2,330)**	(515)
Cash from (used in) investing activities	**(5,284)**	4,986	**(9,883)**	4,012
Increase in cash	**654**	14,502	**29,965**	43,060
Cash position, beginning of the period	**46,462**	37,481	**17,151**	8,923
Cash position, end of the period	**$47,116**	$51,983	**$47,116**	$51,983
Supplemental information:				
Interest Paid	**$10,197**	$11,668	**$10,122**	$12,547
Income Taxes Paid	**$ 1,255**	$ 832	**$ 2,462**	$ 1,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2001 annual consolidated financial statements except for changes disclosed in note 2. These interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Change in Accounting Policies

Effective January 1, 2002, the Company adopted the new Canadian accounting standard for goodwill and other intangibles. Under this standard goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

The following table presents the impact on comparative net earnings (loss) and earnings (loss) per share had the new standard been in effect January 1, 2001.

($000)	**Quarter Ended June 30, 2001**	**Six Months Ended June 30, 2001**
Net earnings (loss) as reported	$ (694)	$ 2,908
Goodwill amortization	135	309
Net income (loss) adjusted	(559)	3,217
Basic and fully diluted earnings (loss) per share	$ (0.03)	$ 0.05
Basic and fully diluted earnings (loss) per share – adjusted	$ (0.03)	$ 0.06

3. Economic Cycles

All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4. Interest Expense

($000)	Quarters Ended June 30, 2002	2001	Six Months Ended June 30, 2002	2001
Interest on long-term debt	**$5,102**	$5,415	**$10,296**	$10,783
Other interest (income)	**(163)**	976	**(226)**	1,877
Total interest	**$4,939**	$6,391	**$10,070**	$12,660

5. Stock-based Compensation

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

($000, except per share data)	Quarters Ended June 30, 2002	2001	Six Months Ended June 30, 2002	2001
Net earnings	**$ 8,909**	$ (914)	**$ 12,238**	$ 2,468
Basic earnings per share	**$ 0.22**	$ (0.04)	**$ 0.29**	$ 0.04
Fully diluted earnings per share	**$ 0.21**	$ (0.04)	**$ 0.28**	$ 0.04

6. Shareholders' Equity

The number of shares issued and outstanding was as follows:

Number of shares	Quarters Ended June 30, 2002	2001	Six Months Ended June 30, 2002	2001
Common shares				
Average for the period – basic	**38,009,506**	37,981,501	**37,995,581**	37,981,501
Average for the period – fully diluted	**39,975,006**	37,981,501	**39,706,081**	37,981,501
End of the period	**38,045,501**	37,981,501	**38,045,501**	37,981,501
Class II preferred shares, Series C	**1,200,000**	1,200,000	**1,200,000**	1,200,000

During the quarter ended June 30, 2002, 64,000 common shares relating to exercised stock options were issued for $215,000.

Russel Metals

<u>**NEWS**</u>

<u>**FOR IMMEDIATE RELEASE**</u>

STOCK SYMBOL: TSX: RUS, RUS.PR.C

RUSSEL METALS ANNOUNCES 20% INCREASE IN DIVIDEND FOR COMMON SHARES

TORONTO, CANADA – July 22, 2002 – Russel Metals Inc. announced today that it has increased its quarterly common share dividend by 20% to Cdn 6 cents per share, payable on September 15, 2002 to shareholders of record at the close of business on August 7, 2002.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries Inc., Pioneer Pipe, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

-30-

For further information, contact:
Elaine G. Hillis,
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

I:Fin&Corp\CorpRec\Press Release\PR2002\July\PRDIVCSQ202-A.doc

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOLS: TSX: RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR CLASS II PREFERRED SHARES, SERIES C

TORONTO, CANADA – July 22, 2002 – Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 46.875 cents per share on its Class II Preferred Shares, Series C, payable on September 15, 2002 to shareholders of record at the close of business on August 7, 2002.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries Inc., Pioneer Pipe, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

- 30 -

For further information, contact:
Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Website: www.russelmetals.com
E-mail: info@russelmetals.com

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL: TSX: RUS, RUS.PR.C

MARTIN H. FREEDMAN APPOINTED TO MANITOBA COURT OF APPEAL

TORONTO, CANADA – July 22, 2002 – Russel Metals Inc. today announced that long time director Martin H. Freedman has accepted an appointment to the Manitoba Court of Appeal. The new appointment necessitated Mr. Freedman's resignation from Russel's Board of Directors.

Mr. Freedman has been associated with Russel Metals and its predecessor, Federal Industries Ltd., in various capacities since 1969. He was legal counsel to the Company from 1969 to 1983 while a partner of Aikins, MacAulay and Thorvaldson. From 1983 through to 1986, he was Secretary of the Company. He was elected a Director of the Company in 1986 and has served in such capacity for 16 years.

Mr. Freedman has made a valuable contribution to the Company while serving on the Board of Directors as well as during his officership with the Company. The Company congratulates Mr. Freedman on this prestigious appointment and wishes him success in his new role.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries Inc., Pioneer Pipe, Spartan Steel

Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

-30-

For further information, contact:
Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
(905) 819-7401
Website: www.russelmetals.com
E-mail: info@russelmetals.com

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2002

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the six months ended June 30, 2002 and 2001, the Management's Discussion and Analysis in the fiscal 2001 annual report and the audited Consolidated Financial Statements for the year ended December 31, 2001, including the notes thereto. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management.

(in thousands of dollars, except percentages)	Quarters Ended June 30, 2002	Quarters Ended June 30, 2001	2002 Change as a % of 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	2002 Change as a % of 2001
Segment Revenues						
Service center distribution	**$194,098**	$181,428	7.0%	**$372,610**	$370,635	0.5%
Energy sector distribution	**67,516**	84,998	(20.6%)	**141,543**	202,863	(30.2%)
Steel import/export	**85,046**	82,345	3.3%	**157,122**	172,562	(8.9%)
Other	**4,863**	4,060	19.8%	**6,111**	5,468	11.8%
	$351,523	$352,831	(0.4%)	**$677,386**	$751,528	(9.9%)
Segment Operating Profits						
Service center distribution	**$ 9,450**	$ 5,917	59.7%	**$ 15,418**	$ 12,426	24.1%
Energy sector distribution	**2,836**	3,434	(17.4%)	**6,814**	10,173	(33.0%)
Steel import/export	**6,443**	3,656	76.2%	**10,344**	7,247	42.7%
Other	**2,490**	2,165	15.0%	**1,720**	1,608	7.0%
Corporate expenses	**(2,199)**	(2,240)	1.8%	**(4,252)**	(4,541)	6.4%
Earnings from operations	**$ 19,020**	$ 12,932	47.1%	**$ 30,044**	$ 26,913	11.6%
Segment Gross Margins as a % of Revenues						
Service center distribution	**26.7%**	24.6%		**26.6%**	24.4%	
Energy sector distribution	**13.0%**	13.8%		**13.8%**	13.3%	
Steel import/export	**15.0%**	9.3%		**13.4%**	8.6%	
Total	**21.9%**	19.0%		**21.2%**	18.1%	
Segment Operating Profits as a % of Revenues						
Service center distribution	**4.9%**	3.3%		**4.1%**	3.4%	
Energy sector distribution	**4.2%**	4.0%		**4.8%**	5.0%	
Steel import/export	**7.6%**	4.4%		**6.6%**	4.2%	
Earnings from operations	**5.4%**	3.7%		**4.4%**	3.6%	

Service Center Distribution

a) Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 45 Canadian and four U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals — Bahcall Group and Baldwin International. The Bahcall Group focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region. A. J. Forsyth had sales of approximately $65.9 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.
- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

- trade sanctions initiated either by steel mills or the public sector in North America.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong network of branches across Canada, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results, thus a portion of compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not reduced as volume declines, negatively impacting results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses and gains.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing decisions.


Service Center
Revenues
Three Months Ended June 30
$ million
200
150
100
50
2001
2002

c) Service center segment results – Three Months Ended June 30, 2002 compared to Three Months Ended June 30, 2001

Revenues in the second quarter of 2002 have increased 7.0% mainly due to higher volume compared to the second quarter of 2001. Volume increases were most significant in British Columbia region due to the acquisition of A. J. Forsyth in October 2001. Quebec and Manitoba regions also had increased volume compared to the second quarter of 2001. Volume declines occurred in Alberta due to lower oil and gas activity and at our U.S. operation, Bahcall, due to general lower customer demand in the Wisconsin region and the sale of its location in Eagan, Minnesota in October 2001. Selling prices approximate those of the second quarter of 2001 in all regions. Selling prices have increased compared to the last half of 2001 and first quarter of 2002.

Gross margins improved from 24.6% in the second quarter of 2001 to 26.7% in the second quarter of 2002. The sale of lower priced inventory on hand at March 31, 2002 has resulted in some margin enhancement.



Service Center
Operating Profits
Three Months Ended June 30
$ millions
9
7
5
3
1
2001
2002

Service center operating profits in the second quarter of 2002 increased by 59.7% compared to the second quarter of 2001. This increase is a result of the volume increase and higher gross margins. Operating expenses in the second quarter of 2002, were $3.7 million, or 9.7% higher than the second quarter of 2001. Approximately $3.1 million of the increase in operating costs relates to the British Columbia region where additional operations were purchased during October 2001. The increase related to higher volumes and duplicate costs at the units to be consolidated. The British Columbia region started the process of consolidating duplicate operations in December 2001. This process will continue throughout 2002 with the majority scheduled to be completed by the third quarter of 2002. Employee termination costs and costs of relocating equipment are being charged to the restructuring accrual recorded in the fourth quarter of 2001; however, the operating cost of maintaining duplicate plants during this restructuring period are a current charge to operating expenses.

Operating profits as a percentage of revenues in the second quarter of 2002 were 4.9% compared to 3.3% in the second quarter of 2001.

d) Service center segment results –
Six Months Ended June 30, 2002 compared to
Six Months Ended June 30, 2001



Service Center
Revenues
Six Months Ended June 30
$ million
350
250
150
50
2001
2002

Revenues for the six months ended June 30, 2002 approximate revenues for the same period in 2001. Although the average selling price is approximately the same as the first half of 2001 the following volume variances exist. British Columbia region tons have almost doubled related to the acquisition of the A. J. Forsyth operations in October 2001. The Bahcall tons are significantly lower due to the sale of its Eagan, Minnesota location in October 2001 and lower customer demand in the Wisconsin region. Also the Alberta region has had a significant decline in tons due to lower oil and gas activity.

The gross margin improvement relates to rising selling prices during the first half of 2002.

Service center operating profits for the six months ended June 30, 2002 increased 24.1% compared to the six months ended June 30, 2001. This increase relates to higher gross margin, which was partially offset by higher operating expenses. The operating expenses for the six months ended June 30, 2002 are $5.5 million higher than the same period in 2001. The operating expenses for the British Columbia region are $6.3 million higher than the same period in 2001. Higher volumes and duplicate operations in British Columbia due to the acquisition of A. J. Forsyth accounts for this increase. We anticipate the consolidation of operations will be substantially completed by the end of the third quarter.


Service Center
Operating Profits
Six Months Ended June 30
$ millions
17
13
9
5
1
2001
2002

Operating profits as a percentage of revenues for the six months ended June 30, 2002 was 4.1% a significant improvement over the six months ended June 30, 2001 at 3.4%

Energy Sector Distribution

a) Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its U.S. operation serving the petrochemical and heat exchanger industries. In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States. The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.


Energy Sector
Revenues
Three Months Ended June 30
$ million
100
75
50
25
0
2001
2002

b) Factors affecting results

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing which impacts oil rig count and subsequent drilling activities particularly in Alberta, Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.


Energy Sector
Operating Profits
Three Months Ended June 30
$ millions
5
4
3
2
1
0
2001
2002


Energy Sector
Revenues
Six Months Ended June 30
$ million
200
150
100
50
0
2001
2002


Energy Sector
Operating Profits
Six Months Ended June 30
$ millions
12
9
6
3
0
2001
2002

- trade sanctions initiated either by steel mills or the public sector in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits.

c) Energy sector distribution results – Three Months Ended June 30, 2002 compared to Three Months Ended June 30, 2001

Energy sector revenues decreased 20.6% in the second quarter of 2002 compared to the second quarter of 2001. The decrease in revenue for the businesses excluding Total Distributors, which was divested in June 2001, is 6.7%. Lower oil and gas prices and corresponding lower rig activity for the second quarter of 2002 compared to the second quarter of 2001 have resulted in volume declines for the oil country tubular operations in Western Canada and the United States.

Energy sector operating profits declined by 17.4% in the second quarter of 2002, compared to the second quarter of 2001. The decline is mainly related to the drop in volume in the oil country tubular goods operations. Total Distributors, the U.S. operation serving the petrochemical and the heat exchanger industries, was sold in June 2001, which had a negative impact on revenue; however, it positively impacted operating profits as it experienced a small operating loss during the second quarter of 2001.

d) Energy sector distribution results – Six Months Ended June 30, 2002 compared to Six Months Ended June 30, 2001

For the six months ended June 30, 2002 energy sector revenues declined 30.2% compared to the same period in 2001. The decrease in revenue for the businesses excluding Total Distributors is 17.6%. Lower oil and gas prices resulted in lower volumes in our operations mainly in Western Canada that support this industry.

Energy sector operating profits declined $3.4 million for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. The decline is related to lower revenues for the six months ended June 30, 2002.

Steel Import/Export

a) Description of operations

Russel Metals' steel import/export business imports foreign steel products into Canada and the United States and exports steel from Canada and the United States. It also provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.

The main steel products sourced by the import/export operations are structural, plate, coils, pipe and tubing.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas. Arrow had sales of approximately US $2 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- trade sanctions initiated either by steel mills or the public sector in North America.
- mill capacity by product line in North America.
- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports and significantly affects product availability.



Steel Import/Export
Revenues
Three Months Ended June 30
$ millions
100
80
60
40
20
0
2001
2002

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are primarily compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for supply.


Steel Import/Export
Operating Profits
Three Months Ended June 30
$ millions
8
6
4
2
0
2001
2002


Steel Import/Export
Revenues
Six Months Ended June 30
$ millions
200
150
100
50
0
2001
2002


Steel Import/Export
Operating Profits
Six Months Ended June 30
$ millions
12
9
6
3
0
2001
2002

c) Steel import/export results – Three Months Ended June 30, 2002 compared to Three Months Ended June 30, 2001

Steel import/export revenues increased 3.3% in the second quarter of 2002 compared to the second quarter of 2001. Volumes in the second quarter of 2002 were higher than the second quarter of 2001 due to higher customer demand and lack of availability of certain products from North American mills. The gross margins as a percent of revenue at 15% for the second quarter of 2002 are higher than normal for the import/export operations. The significant price increases in the first quarter of 2002 for flat rolled steel, resulted in higher selling prices on current inventories and inventories received in the quarter.

Steel import/export operating profits increased by 76.2% in the second quarter of 2002 compared to the second quarter of 2001. The higher selling price was the most significant contributor to this increase. The gross margin increase resulted in operating profit as a percentage of revenues increasing from 4.4% for the second quarter of 2001 to 7.6% for the second quarter of 2002.

d) Steel import/export results – Six Months Ended June 30, 2002 compared to Six Months Ended June 30, 2001

For the six months ended June 30, 2002 revenues declined 8.9% compared to the six months ended June 30, 2001. The decline in revenue occurred during the first quarter of 2002 when demands were lower and uncertainty existed related to the resolution of the U.S. and Canadian trade rulings.

Price increases contributed to higher selling prices of current inventories resulting in gross margin of 13.4% for the six months ended June 30, 2002 compared to 8.6% for the six months ended June 30, 2001. The import/export operations reduced their inventories $12.0 million between December 31, 2001 and March 31, 2002. During the second quarter of 2002, inventories increased $2.1 million and it is expected that they will increase in tons and dollars during the balance of the year.

Steel import/export operating profits increased 42.7% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. The increase is related to higher gross margin. This higher gross margin resulted in operating profits as a percentage of revenues of 6.6% for the six months ended June 30, 2002 compared to 4.2% for the same period in 2001.

Other – Three Months Ended June 30, 2002 compared to June 30, 2001

Other revenue and income represents the results of the coal handling terminal in Thunder Bay. Revenue in the second quarter of 2002 was 19.8% higher than the second quarter of 2001 due to increased volumes of coal handled in the quarter. The increased volumes resulted in operating profits of $2.5 million for the quarter ended June 30, 2002, which is 15.0% higher than the second quarter in 2001.

Consolidated Results – Three Months Ended June 30, 2002 compared to June 30, 2001



Earnings from Operations
Three Months Ended June 30
$ millions
20
15
10
5
0
2001
2002

Earnings from operations were $19.0 million in the second quarter of 2002, an increase of 47.1% from $12.9 million in the second quarter of 2001. The increase is a result of higher volumes and margins in the service center and import/export operations offset by lower volumes in the energy sector. Consolidated revenues for the entire Company decreased by 0.4%, to $351.5 million, in the second quarter of 2002 compared to the second quarter of 2001.

During the second quarter of 2001, the Company reported a number of items that are not representative of the Company's ongoing business and thus were disclosed separately. The loss on sale of business related to the sale of the inventory and fixed assets of Total Distributors and the acquisition costs related to the cost of due diligence and legal expense of an unsuccessful acquisition attempt. These items are referred to as unusual items.

The following table discloses earnings from ongoing operations net of income taxes and unusual items net of income taxes. Earnings per common share are also disclosed to assist the reader in determining results from ongoing operations.

(in thousands of dollars except per share data)	**Quarters Ended June 30, 2002**	2001
Earnings from operations	**$19,020**	$12,932
Foreign exchange gain	**748**	1,081
Interest expense	**(4,939)**	(6,391)
Income tax expense on above	**(5,727)**	(3,040)
Income tax rate adjustment	**-**	378
Earnings before unusual items	**9,102**	4,960
Unusual items		
Loss on sale of business	**-**	(6,500)
Acquisition costs	**-**	(1,688)
Income taxes recoverable on above	**-**	2,534
	-	(5,654)
Net earnings (loss)	**$ 9,102**	$ (694)
Basic earnings per common share before unusual items	**$ 0.22**	$ 0.12
Basic earnings (loss) per common share	**$ 0.22**	$ (0.03)

During the second quarter of 2002, the Company recorded an unrealized foreign exchange gain of $0.7 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. This gain relates to the significant movement in the U.S. dollar against the Canadian dollar during the second quarter of 2002. During the second quarter of 2001, the Company reported a foreign exchange gain of $1.1 million related to movement in the Canadian dollar.

Consolidated interest expense decreased $1.5 million, to $4.9 million, in the second quarter of 2002 compared to the second quarter of 2001. This decrease is due to lower debt outstanding in the second quarter of 2002 compared to the second quarter of 2001. In September and October, 2001, the Company purchased Senior Notes totaling US $9.4 million. In addition working capital levels were lower for the second quarter of 2002 compared to the second quarter of 2001. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes in the second quarter of 2002 were $5.7 million compared to $0.1 million in the second quarter of 2001. This increase relates to higher operating earnings and no unusual items reported in the second quarter of 2002.

Basic earnings per share for the second quarter of 2002 was $0.22 compared to a loss of $0.03 per share for the second quarter of 2001. Earnings per share before unusual items was $0.12 for the second quarter of 2001.

Consolidated Results – Six Months Ended June 30, 2002 compared to June 30, 2001

Earnings from operations for the six months ended June 30, 2002 was $30.0 million compared to earnings of $26.9 million for the six months ended June 30, 2001. This increase in operating profits for 2002 relates to higher volumes and margins in service center and import/export operations in the second quarter 2002 offset by lower volumes in the energy operations in the first half of 2002.



Earnings from Operations
Six Months Ended June 30
$ millions
40
30
20
10
0
2001
2002

During the six months ended June 30, 2002, the Company recorded a foreign exchange gain of $0.7 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. During the six months ended June 30, 2001, the Company recorded a foreign exchange loss of $0.5 million related to the U.S. debt. The movement in the Canadian dollar against the U.S. dollar during the six month period caused the gain for 2002 versus the loss for 2001.

Consolidated interest expense decreased $2.6 million, to $10.1 million, in the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease is due to lower borrowing levels to fund working capital and lower U.S. denominated debt during the first half of 2002 compared to the first half of 2001.

Income taxes for the six months ended June 30, 2002 were $8.1 million or 39.1% of earnings before income taxes compared to $2.7 million for the six months ended June 30, 2001. This increase relates to higher operating earnings before tax for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 and the unusual items recorded in 2001.

Basic earnings per share for the six months ended June 30, 2002 was $0.30 compared to $0.05 for the six months ended June 30, 2001. Earnings per share before unusual items was $0.20 for the six months ended June 30, 2001.

Interest Expense


Interest Expense
Three Months Ended June 30
$ millions
7
6
5
4
3
2
1
0
2001
2002

The following table shows the components of interest expense.

	Quarters Ended June 30,		**Six Months Ended June 30,**	
(in thousands of dollars)	**2002**	2001	**2002**	2001
Interest on long-term debt	**$5,102**	$5,415	**$10,296**	$10,783
Other interest (income)	**(163)**	976	**(226)**	1,877
Total interest	**$4,939**	$6,391	**$10,070**	$12,660

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to lower interest costs due to the repurchase of 10% Senior Notes in 2001. In September and October 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes.

The Company had cash on hand and no short term borrowings for most of the second quarter of 2002 resulting in net interest income of $163,000.

Coverage Ratio

Russel Metals' coverage ratio in the second quarter of 2002 improved and is significantly higher than the second quarter of 2001 due to the higher earnings from operations and lower interest expense. The Company's ability to meet interest payments for the next two years remains strong due to a strong coverage ratio and the fact that the Company has cash on hand. The coverage ratios, set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring provision, foreign exchange gain or loss and debt repurchase costs.


EBITDA to Interest
Three Months Ended June 30
(times)
5
4
3
2
1
0
2001
2002

Coverage Ratio (in thousands of dollars, except ratios)	**Quarters Ended June 30,**		**Twelve Months Ended June 30,**	
	2002	2001	**2002**	2001
EBITDA, as adjusted	**$22,819**	$16,584	**$68,732**	$67,882
Interest expense	**4,939**	6,391	**20,427**	25,146
Coverage ratio	**4.6x**	2.6x	**3.4x**	2.7x

Goodwill

The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for goodwill and other intangible assets effective January 1, 2002. Goodwill on all acquisitions is not amortized but is subject to an impairment test. Under the new standard, all goodwill is subject to an initial impairment test as of January 1, 2002 and generally annually thereafter.

The Company's initial impairment test as of January 1, 2002 indicated that the value of the goodwill was less than its carrying value in each reporting unit containing goodwill. The impairment loss of $15.1 million has been charged to opening retained earnings as at January 1, 2002.

Under the previous standard, the Company was required to write down goodwill when there was a permanent impairment in value based on a recoverability test using undiscounted cash flows. The new standard requires a "point in time" evaluation of goodwill at the reporting unit level. The initial evaluation of goodwill required at January 1, 2002, was at a point when the sector of the economy that the Company services and the steel industry were depressed. The Company's evaluation of goodwill at the various reporting units required assumptions on the impact of the safeguard actions on imported steel in the U.S. and Canada, the effect of the softwood lumber tariffs on the British Columbia market, how oil and gas pricing would impact drilling, and the general economy. These factors significantly influence operations on a discounted cash flow basis, even though the Company believes these operations will contribute positively to its results subsequent to January 1, 2002.

Capital Expenditures

Capital expenditures for the six months ended June 30, 2002 were $5.4 million compared to $5.2 million for the six months ended June 30, 2001. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. Capital expenditures of $2.7 million were incurred in the British Columbia region to consolidate the Russel Metals operations with the A. J. Forsyth operations.

Depreciation expense was $7.1 million for the six months ended June 30, 2002 and $6.4 million for the six months ended June 30, 2001. Depreciation expense has increased in 2002 related to assets acquired from the A. J. Forsyth acquisition in October 2001.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. The Company reduced working capital employed significantly over the five quarters to March 31, 2002 as economic conditions deteriorated in the steel sector. Revenue improved slightly in the quarter ended June 30, 2002 and working capital employed by Russel Metals increased $7.7 million. The amount of cash used for additional working capital needs during the remainder of 2002 will be dependent on the strength of the economic recovery. Increases in working capital are expected for the remainder of 2002.

Inventory and accounts receivable represent 72% of total assets, approximately the same as at December 31, 2001. Fixed assets utilized in the operations of the Company are very stable and are not expected to vary significantly during 2002 as capital spending and depreciation are expected to be approximately equal. If economic activity increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable and accounts payable of the U.S. operations.

The Company's cash position at June 30, 2002 of $47.1 million is approximately the same as at March 31, 2002; however, it represents an increase of $30.0 million from December 31, 2001.

For the second quarter, cash generated from operating activities was $15.9 million and cash utilized in changes in working capital was $7.7 million. For the six months ended June 30, 2002, cash generated from operating activities was $24.5 million and cash generated from changes in working capital was $18.2 million. Revenue increases have resulted in increased accounts receivable utilizing $19.3 million of cash for the six months ended June 30, 2002. However, during this six month period inventory reductions generated cash of $15.9 million and increased accounts payable related to increased volumes generated cash of $18.7 million.

Inventory levels for the quarter ended June 30, 2002 increased $8.8 million from March 31, 2002. Inventory turns remained at 4.5 in the quarter, as inventory levels increased proportionately with cost of sales related to increased revenue in the second quarter of 2002.

Inventory Turns

	Quarters Ended,				
	Jun 30, 2002	**Mar 31, 2002**	**Dec 31, 2001**	**Sep 30, 2001**	**Jun 30, 2001**
Service center distribution	**4.8**	**4.7**	**4.1**	**4.3**	**4.6**
Energy sector distribution	**3.3**	**3.8**	**3.5**	**4.3**	**4.4**
Steel import/export	**5.5**	**5.1**	**4.0**	**4.6**	**5.2**
Total	**4.5**	**4.5**	**3.9**	**4.4**	**4.7**

The inventory turns are calculated using the cost of sales for the quarter annualized and the ending inventory position.

The service center inventory turns improved to 4.8 turns the highest level in three years. This can be compared with the industry turns estimated to be 3.6 for the three months ended May 31, 2002 as derived from the monthly Business Conditions Report published for the United States by the Metals Service Center Institute. It is management's goal to maintain service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which increased, in the second quarter from first quarter of 2002 by generating cash of $6.4 million. Payables increased due to higher activity levels in the second quarter of 2002. For the six months ended June 30, 2001, accounts payable generated cash of $18.7 million.

The Company acquired the operations including fixed assets of Arrow Steel Processors, a coil processor of customer owned material, for $4.4 million in March 2001.

Debt and Credit Facilities


Net Interest Bearing Debt
At June 30
$ millions
200
150
100
50
0
2001
2002

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.

	Quarter Ended June 30, 2002		
Bank Credit Facilities *($ millions)*	Canadian	U.S.	Total
Bank loans	$ -	$ -	$ -
On deposit	44.6	2.5	47.1
Net borrowings (cash)	(44.6)	(2.5)	(47.1)
Letters of credit	21.4	13.0	34.4
	$ (23.2)	$ 10.5	$ (12.7)
Facility availability	$ 222.1	$ 53.1	$ 275.2

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at June 30, 2002 is US $115.6 million, unchanged from December 31, 2001. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At June 30, 2002, Russel Metals was entitled to borrow $222.1 million, including letters of credit. At June 30, 2002, Russel Metals had no borrowings and had $21.4 million in letters of credit under this facility. At June 30, 2001, Russel Metals had no borrowings and $15.2 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At June 30, 2002, these subsidiaries had no borrowings and letters of credit of US $8.6 million compared to borrowings of US $9.6 million and letters of credit of US $1.8 million at June 30, 2001.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. The Senior Notes do not restrict preferred share dividends. At June 30, 2002, the Company had $6.1 million available for restricted payments. A decision was made to increase the $0.05 per share quarterly dividend on common shares to $0.06 per share, in the third quarter of 2002. The dividend will be payable September 15, 2002 to holders of record on August 7, 2002.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is positive, or 100% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is negative. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

As at July 22, 2002, the Company has 38,045,501 common shares and 1,200,000 class II preferred shares outstanding which is unchanged from June 30, 2002.

Outlook

We anticipate service center demand to continue to slowly increase during the third quarter of 2002. We are concerned about margin erosion due to escalating steel costs that we may not be able to pass on to our customers.

Assuming oil and gas prices continue to remain at present levels, we anticipate seasonal demand to increase and our results to improve in the energy sector for the third quarter of 2002 compared to the second quarter of 2002.

We expect that demand in the import/export operation will continue to slowly increase but we do not anticipate being able to duplicate the outstanding results of the second quarter of 2002.

Overall, we anticipate the operating earnings in the third and fourth quarter of 2002 to be an improvement over the last six months of 2001, and the Company believes that recent trade rulings in the U.S. and Canada will not have a significant impact on its results during the remainder of 2002.